UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)


                Norfolk Southern Railway Company
_________________________________________________________________
                        (Name of Issuer)


           $2.60 Cumulative Preferred Stock, Series A
                (no par value, $50 stated value)
_________________________________________________________________
                 (Title of Class of Securities)

                           655855 20 3
                ________________________________
                         (CUSIP Number)


                      John S. Shannon, Esq.
                 Executive Vice President - Law
                  Norfolk Southern Corporation
                     Three Commercial Place
                  Norfolk, Virginia 23510-2191
                         (804) 629-2630
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         October 7, 1994
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement
[ ].

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN CORPORATION
          52-1188014

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group:                                       (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC, AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      94,021 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 94,021 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               194,141 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                      Approximately 16.22%


(14)  Type of Reporting Person               HC, CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN RAILWAY COMPANY
          53-6002016

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               100,120 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 8.4%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK AND WESTERN RAILWAY COMPANY
          54-0321560

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          GEORGIA SOUTHERN AND FLORIDA RAILWAY COMPANY
          53-6001292

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Georgia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               204 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               204 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.02%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          HIGH POINT, RANDLEMAN, ASHEBORO
            AND SOUTHERN RAILROAD COMPANY
          52-0792624

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               3,920 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               3,920 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          RAIL INVESTMENT COMPANY
          54-1602007

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Delaware


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          STATE UNIVERSITY RAILROAD COMPANY
          53-6002038

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               1,640 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               1,640 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.01%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          YADKIN RAILROAD COMPANY
          52-0793037

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               4,014 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               4,014 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.03%


(14)  Type of Reporting Person                CO

     This Statement amends the Schedule 13D dated June 21, 1989, as amended by Amendment No. 1 dated January 11, 1990, Amendment No. 2 dated August 8, 1990, Amendment No. 3 dated May 22, 1991, Amendment No. 4 dated February 7, 1992, Amendment No. 5 dated April 8, 1992, and Amendment No. 6 dated May 24, 1994 (the "Schedule 13D"), of Norfolk Southern Corporation; Norfolk Southern Railway Company; Norfolk and Western Railway Company; Georgia Southern and Florida Railway Company; High Point, Randleman, Asheboro and Southern Railroad Company; Rail Investment Company; State University Railroad Company; and Yadkin Railroad Company, relating to the Preferred Stock of Norfolk Southern Railway Company (formerly CUSIP number 843673 40 1, changed to CUSIP 655855 20 3, following the Issuer's corporate name change from Southern Railway Company to Norfolk Southern Railway Company).


Item 2.  Identity and Background.

     Appendix I to Item 2 of the Schedule 13D is amended and restated as set forth on Appendix I to Item 2 attached hereto.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated as follows:

     During the sixty days ended on the date hereof, NS purchased
2,500 shares of Preferred Stock for an aggregate cash consideration of $92,500.00. During the period from May 25, 1994, to October 7, 1994, NS purchased 13,100 shares of Preferred
Stock for an aggregate cash consideration of $516,000.00.

     The full amount of the cash consideration and brokerage commissions for all 93,926 shares of Preferred Stock purchased from June 2, 1989, through October 7, 1994, was $3,309,478.90 and was paid from internally generated funds of NS. For most purchases, NS has paid brokerage commissions of $0.10 per share. However, a significant number of shares has been purchased directly by NS through unsolicited offers to sell without payment of brokerage commissions.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     As of the date of this statement, the Issuer had 1,197,027 shares of Preferred Stock outstanding. The aggregate number of shares and the approximate percentage of the class of Preferred Stock beneficially owned by each Filing Person as of the date hereof is set forth below:

Filing Person            No. of Shares            Percentage

     NS                       194,141               16.22%
     Issuer                   100,120                8.40%
     NW                        90,342                7.55%
     GSF                          204                0.02%
     HPRAS                      3,920                0.33%
     RIC                       90,342                7.55%
     SURC                       1,640                0.14%
     Yadkin                     4,014                0.34%

NS owns all the common stock of and controls the Issuer. Through stock control of GSF, HPRAS, RIC (through stock control of NW), SURC and Yadkin, the Issuer beneficially owns the 100,120 shares (or approximately 8.4% of the outstanding shares) of Preferred Stock owned directly by those companies. However, shares owned by the Issuer's subsidiaries are not entitled to vote under Virginia law.

     The numbers of shares of Preferred Stock as to which each Filing Person has the sole or shared power to vote (or to direct the vote) and the sole or shared power to dispose (or to direct the disposition) are as follows:

                    Power to Vote          Power to Dispose or
                 or to Direct the Vote  to Direct the Disposition
Filing Person      Sole     Shared        Sole        Shared

NS               94,021       0         94,021         100,120
Issuer                0       0              0         100,120
NW                    0       0              0          90,342
GSF                   0       0              0             204
HPRAS                 0       0              0           3,920
RIC                   0       0              0          90,342
SURC                  0       0              0           1,640
Yadkin                0       0              0           4,014

     During the sixty days ended on the date hereof, none of the Filing Persons nor, to the knowledge of any of the Filing Persons, any of the persons named in Appendix I to Item 2 hereof has effected any transactions in Preferred Stock other than as set forth in Items 3 and 5 hereof or described in Appendix I to
Item 5 annexed hereto.

     To the knowledge of the Filing Persons, no subsidiary of any of the Filing Persons (other than the Filing Persons) and no executive officer or director of any of the Filing Persons beneficially owns any shares of Preferred Stock and none of them has, or knows of any other person who has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Preferred Stock beneficially owned by the Filing Persons, except as described in Appendix I to Item 5 annexed hereto.

                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 1994

                         NORFOLK SOUTHERN CORPORATION

                         By /s/ William J. Romig
                           Vice President and Treasurer

                         NORFOLK SOUTHERN RAILWAY COMPANY

                         By /s/ William J. Romig
                           Vice President

                         NORFOLK AND WESTERN RAILWAY COMPANY

                         By /s/ William J. Romig
                           Vice President

                         GEORGIA SOUTHERN AND FLORIDA RAILWAY
                         COMPANY

                         By /s/ William J. Romig
                           Vice President

                         HIGH POINT, RANDLEMAN, ASHEBORO AND
                          SOUTHERN RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President

                         RAIL INVESTMENT COMPANY

                         By /s/ William J. Romig
                           President

                         STATE UNIVERSITY RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President

                         YADKIN RAILROAD COMPANY

                         By /s/ William J. Romig
                           Vice President

                      Appendix I to Item 2


   I. The name, principal occupation and principal business address of each DIRECTOR OF NORFOLK SOUTHERN CORPORATION
       (NS) is set forth below.

       (1)     Gerald L. Baliles, a director of NS, is
               principally employed as a partner in the law firm of Hunton & Williams. Mr. Baliles's business address is 951 E. Byrd Street, Riverfront Plaza,
               East Tower, Richmond, Virginia 23219-4074.

       (2) Gene R. Carter, a director of NS, is principally employed as Executive Director of the Association for Supervision and Curriculum Development. Dr. Carter's business address is 1250 N. Pitt Street, Alexandria, Virginia 22314-1403.

       (3) Lester E. Coleman, a director of NS, is principally employed as Chairman and Chief Executive Officer of The Lubrizol Corporation (a diversified specialty chemical company). Dr. Coleman's business address is 29400 Lakeland Boulevard, Wickliffe, Ohio 44092.

       (4) David R. Goode, a director of NS, is principally employed as Chairman, President, and Chief Executive Officer of NS. Mr. Goode's business address is Three Commercial Place, Norfolk, Virginia 23510-2191.

       (5) T. Marshall Hahn, Jr., a director of NS, is principally employed as Honorary Chairman of the Board of Georgia-Pacific Corporation (a manufacturer and distributor of building products, pulp and paper products and chemicals). Mr. Hahn's business address is P. O. Box 105605, Atlanta, Georgia 30348-5605.

       (6) Landon Hilliard, a director of NS, is principally employed as Partner, Brown Brothers Harriman & Co. (a New York City bank). Mr. Hilliard's business address is 59 Wall Street, New York, New York 10005.

       (7) E. B. Leisenring, Jr., a director of NS, is retired from his former position as Chairman of the Board of Penn Virginia Corporation (a natural resources holding and development company). Mr. Leisenring's business address is 700 The Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania 19102.

       (8) Arnold B. McKinnon, a director of NS, is retired from his former position as Chairman and Chief Executive Officer of NS. Mr. McKinnon's business address is Three Commercial Place, Norfolk, Virginia 23510-2191.

       (9) Robert E. McNair, a director of NS, is principally employed as Chairman of McNair & Sanford, P.A.
               Mr. McNair's business address is P. O. Box 11390,
               Columbia, South Carolina 29211.

       (10) Jane Margaret O'Brien, a director of NS, is principally employed as President of Hollins
               College.  Ms. O'Brien's business address is P. O.
               Box 9625, Roanoke, Virginia  24020-9625.

       (11) Harold W. Pote, a director of NS, is principally employed as partner of The Beacon Group (a private investment partnership focusing on principal investments in energy, real estate and general corporate buyouts). Mr. Pote's business address is 375 Park Avenue, 17th Floor, New York, NY 10152.


  II. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF NORFOLK SOUTHERN CORPORATION (NS) not listed under I above is set forth below. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three Commercial Place, Norfolk, Virginia 23510-2191.)

       (1)     John R. Turbyfill is principally employed as Vice
               Chairman of NS.

       (2) R. Alan Brogan is principally employed as Executive Vice President-Transportation Logistics of NS. Mr. Brogan's business address is 5501 U.S.
               Highway 30, West, Ft. Wayne, Indiana  46818.

       (3) John S. Shannon is principally employed as Executive Vice President-Law of NS.

       (4) Stephen C. Tobias is principally employed as Executive Vice President-Operations of NS.

       (5) D. Henry Watts is principally employed as Executive Vice President-Marketing of NS.

       (6)     Henry C. Wolf is principally employed as Executive
               Vice President-Finance of NS.

       (7)     Paul N. Austin is principally employed as Vice
               President-Personnel of NS.

       (8)     William B. Bales is principally employed as Vice
               President-Coal Marketing of NS. Mr. Bales's business address is 110 Franklin Road, S.E.,
               Roanoke, Virginia 24042.

       (9)     James C. Bishop, Jr. is principally employed as
               Vice President-Law of NS.

       (10)    John F. Corcoran is principally employed as Vice
               President-Public Affairs of NS. Mr. Corcoran's business address is 1500 K Street, Suite 375,
               Washington, D.C. 20005.

       (11) Thomas L. Finkbiner is principally employed as Vice President-Intermodal of NS.

       (12)    James L. Granum is principally employed as Vice
               President-Public Affairs of NS. Mr. Granum's business address is 1500 K Street, Suite 375,
               Washington, D.C. 20005.

       (13)    James A. Hixon is principally employed as Vice
               President-Taxation of NS.

       (14)    Jon L. Manetta is principally employed as Vice
               President-Transportation of NS. Mr. Manetta's business address is 185 Spring Street, Atlanta,
               Georgia  30303.

       (15)    Harold C. Mauney, Jr. is principally employed as
               Vice President-Quality Management of NS.

       (16)    Donald W. Mayberry is principally employed as Vice
               President-Mechanical of NS. Mr. Mayberry's business address is 110 Franklin Road, S.E.,
               Roanoke, Virginia 24042.

       (17)    James W. McClellan is principally employed as Vice
               President-Strategic Planning of NS.

       (18)    Kathryn B. McQuade is principally employed as Vice
               President-Internal Audit of NS. Ms. McQuade's business address is 110 Franklin Road, S.E.,
               Roanoke, Virginia  24042.

       (19)    Charles W. Moorman is principally employed as Vice
               President-Information Technology of NS.

       (20)    Phillip R. Ogden is principally employed as Vice
               President-Engineering of NS. Mr. Ogden's business address is 185 Spring Street, Atlanta, GA 30303.

       (21)    L. I. Prillaman is principally employed as Vice
               President-Properties of NS.

       (22)    Magda A. Ratajski is principally employed as Vice
               President-Public Relations of NS.

       (23)    John P. Rathbone is principally employed as Vice
               President and Controller of NS.

       (24)    William J. Romig is principally employed as Vice
               President and Treasurer of NS.

       (25)    Donald W. Seale is principally employed as Vice
               President-Merchandise Marketing of NS.

       (26) Powell F. Sigmon is principally employed as Vice President-Safety, Environmental and Research Development of NS. Mr. Sigmon's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

       (27)    Robert S. Spenski is principally employed as Vice
               President-Labor Relations of NS.

       (28) Donald E. Middleton is principally employed as Corporate Secretary of NS.


 III.  The names of the DIRECTORS OF NORFOLK SOUTHERN RAILWAY
       COMPANY, each of whom is listed under I or II above, are set forth below.

            David R. Goode
            John S. Shannon
            Stephen C. Tobias
            John R. Turbyfill
            D. Henry Watts
            Henry C. Wolf


  IV. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF NORFOLK SOUTHERN
       RAILWAY COMPANY (NSR) not listed under I, II or III above is set forth below.


       (1) Ronald E. Sink is principally employed as Treasurer of NSR and Norfolk and Western Railway
               Company.  Mr. Sink's business address is 110
               Franklin Road, S.E., Roanoke, Virginia 24042.

       (2) Dezora M. Martin is principally employed as Assistant Corporate Secretary of NS and as
               Corporate Secretary of NSR and Norfolk and Western
               Railway Company.  Ms. Martin's business address is
               Three Commercial Place, Norfolk, Virginia
               23510-2191.


   V.  The names of the DIRECTORS OF NORFOLK AND WESTERN RAILWAY
       COMPANY, each of whom is listed under I, II, III or IV above, are set forth below.

            David R. Goode
            John S. Shannon
            Stephen C. Tobias
            John R. Turbyfill
            D. Henry Watts
            Henry C. Wolf


  VI. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF NORFOLK AND WESTERN
       RAILWAY COMPANY (NW) is listed under I, II, III, IV or V above.


 VII.  The names of the DIRECTORS OF GEORGIA SOUTHERN AND
       FLORIDA RAILWAY COMPANY, each of whom is listed under I, II, III, IV, V or VI above, are set forth below.

            John S. Shannon
            Stephen C. Tobias
            John R. Turbyfill
            D. Henry Watts
            Henry C. Wolf


VIII. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF GEORGIA SOUTHERN AND
       FLORIDA RAILWAY COMPANY, not listed under I, II, III, IV,
       V, VI or VII above is set forth below.

       (1) Thomas C. Hostutler, Comptroller of Georgia Southern and Florida Railway Company, is principally employed as Senior Assistant Vice President-Corporate Accounting of NS. Mr. Hostutler's business address is Three Commercial Place, Norfolk, Virginia 23510-2191.

  IX.  The names of the DIRECTORS OF HIGH POINT, RANDLEMAN,
       ASHEBORO AND SOUTHERN RAILROAD COMPANY, each of whom is listed under I, II, III, IV, V, VI, VII or VIII above, are set forth below.

            John S. Shannon
            Stephen C. Tobias
            John R. Turbyfill
            D. Henry Watts
            Henry C. Wolf


   X. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF HIGH POINT,
       RANDLEMAN, ASHEBORO AND SOUTHERN RAILROAD COMPANY is listed under I, II, III, IV, V, VI, VII, VIII or IX above.


  XI. The names of the DIRECTORS OF RAIL INVESTMENT COMPANY, each of whom is listed under I, II, III, IV, V, VI, VII,
       VIII, IX or X above, are set forth below.

            James A. Hixon
            Thomas C. Hostutler
            William R. Martin, Jr.
            John P. Rathbone
            William J. Romig


 XII. The name, principal occupation and principal business address of each DIRECTOR OF RAIL INVESTMENT COMPANY, not listed under I, II, III, IV, V, VI, VII, VIII, IX or X above, is set forth below.

       (1) William R. Martin, Jr., Director of Rail Investment Company, is principally employed as Assistant Vice President-Finance of NS. Mr. Martin's business address is Three Commercial Place, Norfolk, Virginia 23510-2191.


XIII. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF RAIL INVESTMENT
       COMPANY is listed under I, II, III, IV, V, VI, VII, VIII,
       IX, X, XI or XII above.


XIV.   The names of the following DIRECTORS OF STATE UNIVERSITY
       RAILROAD COMPANY are not listed under I, II, III, IV, V,
       VI, VII, VIII, IX, X, XI, XII or XIII above.

       (1) P. C. Barwick, Jr., a director of State University Railroad Company, is principally employed as Secretary, The North Carolina Railroad Company. Mr. Barwick's business address is 131 S. Queen Street, Kinston, NC 28501.

       (2)     Robert S. Bridgers, a director of State University
               Railroad Company, is retired from business.  Mr.
               Bridger's principle address is 425 S. Lumina
               Avenue, Wrightsville Beach, NC  28480.

       The names of the remaining DIRECTORS OF STATE UNIVERSITY
       RAILROAD COMPANY, each of whom is listed under I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII or XIII above, are set forth below.

            William J. Romig
            John R. Turbyfill
            D. Henry Watts


  XV. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF STATE UNIVERSITY
       RAILROAD COMPANY is listed under I, II, III, IV, V, VI,
       VII, VIII, IX, X, XI, XII, XIII or XIV above.


 XVI. The names of the DIRECTORS OF YADKIN RAILROAD COMPANY each of whom is listed under I, II, III, IV, V, VI, VII, VIII,
       IX, X, XI, XII, XIII, XIV, or XV above, are set forth below.

            Harold C. Mauney, Jr.
            L. I. Prillaman
            William J. Romig
            Donald W. Seale
            John S. Shannon
            Stephen C. Tobias
            John R. Turbyfill
            D. Henry Watts
            Henry C. Wolf


XVII. The name, principal occupation and principal business address of each EXECUTIVE OFFICER OF YADKIN RAILROAD
       COMPANY is listed under I, II, III, IV, V, VI, VII, VIII,
       IX, X, XI, XII, XIII, XIV, XV or XVI above.

                      Appendix I to Item 5


       This Appendix supplements the information set forth in
Item 5 of the foregoing Schedule 13D:

        On October 1, 1994, Harold C. Mauney's wife beneficially owned 70 shares of Preferred Stock as to which Mr. Mauney disclaims any beneficial interest.